SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       Information to be Included in Statements Filed Pursuant to 13d-1(a)
                and Amendments Thereto Filed Pursuant to 13d-2(a)
                               (Amendment No. 1)*


                          OCWEN ASSET INVESTMENT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   67574M 10 6
                          ------------------------------
                                 (CUSIP Number)

                  Investors Mortgage Insurance Holding Company
                            Ocwen Capital Corporation
                           Ocwen Financial Corporation
                                William C. Erbey
                           1675 Palm Beach Lakes Blvd.
                         West Palm Beach, Florida 33401
                           Attention: William C. Erbey
                           TELEPHONE NO. 561-682-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 25, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following page)

                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Investors Mortgage Insurance Holding Company ("IMIHC")
         IRS Id. No.:  04-2499338
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                 1,540,000
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                       1,540,000
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,540,000(A)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes 1,808,733 limited partnership units in Ocwen Partnership, L.P. ("OPLP") owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ocwen Capital Corporation
         IRS Id. No.:  65-0740743
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                                 -0-
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-(A)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes option (the "Option") to purchase 1,912,500 shares of Common Stock of the issuer granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the issuer's 1997 Stock Option Plan (the "Option Plan"). On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Ocwen Financial Corporation
         IRS Id. No.:  65-0039856
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           1,540,000
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       1,540,000
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,540,000(A)(B)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

(A) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(B) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP NO.           67574M 10 6                               PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         William C. Erbey
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [ ]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                       -0-
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                           1,653,300
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                             -0-
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                       1,653,300
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,653,300(A)(B)(C)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

(A) Includes 1,540,000 shares held by IMIHC, of which the reporting person is Chairman and Chief Executive Officer and sole director, and 113,300 shares held by a partnership pursuant to which the reporting person, his wife and a corporation wholly owned by the reporting person share voting and dispositive power. The reporting person disclaims beneficial ownership of all shares held by IMIHC.

(B) Excludes 1,808,733 limited partnership units in OPLP owned by IMIHC, a wholly owned subsidiary of Ocwen Financial Corporation. Pursuant to the terms of the Third Amended and Restated Agreement of Limited
         Partnership of OPLP, if IMIHC exercises its right to require the redemption of its partnership units for cash, each of the issuer and Ocwen General, Inc., a wholly owned subsidiary of the issuer and the general partner of OPLP, has the right, subject to certain conditions, to purchase IMIHC's partnership units by delivery of a number of shares of Common Stock of the issuer equal to the number of partnership units to be purchased.

(C) Excludes the Option granted to Ocwen Capital Corporation, the manager of OPLP and a wholly owned subsidiary of Ocwen Financial Corporation, under the Option Plan. On each May 14 commencing with May 14, 1998, 25% of the Option becomes exercisable at a price of $16 per share. Pursuant to the terms of the Option Plan, upon the exercise of the Option, the issuer has the sole and absolute right to deliver, in lieu of shares of Common Stock of the issuer, an equivalent number of partnership units in OPLP.

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 6 of 8 Pages

         Investors Mortgage Insurance Holding Company ("IMIHC"), Ocwen Capital Corporation ("OCC"), Ocwen Financial Corporation ("OCN") and William C. Erbey hereby amend and supplement their statement on Schedule 13D relating to the common stock, $.01 par value per share (the "Common Stock"), of Ocwen Asset Investment Corp., a Virginia corporation (the "Issuer"), as originally filed on April 19, 1999. This Statement on Schedule 13D is hereinafter referred to as the "Statement."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended to read in its entirety as follows:

         "Mr. Erbey is currently the Chairman, Chief Executive Officer, a director and a direct shareholder of the Issuer, the Chairman, Chief Executive Officer and largest shareholder of OCN and the most senior officer and sole director of IMIHC and OCC. On April 8, 1999, the Board of Directors of OCN authorized its Chief Executive Officer to make the proposal described below. On April 9, 1999, OCN proposed to the Board of Directors of the Issuer the possible business combination between OCN and the Issuer. Under OCN's April 1999 proposal, a newly formed subsidiary would merge into the Issuer in a taxable transaction, and each outstanding share of the Common Stock (other than those owned by OCN or its subsidiaries) would be converted into 0.57 shares of common stock of OCN. OCN's proposal required the Issuer to pay its final 1998 dividend (which has been deferred by the Board of Directors of the Issuer and, the Issuer has announced, is expected to be $0.82 per share) prior to the consummation of the proposed transaction between OCN and the Issuer.

         On July 25, 1999, the Issuer agreed to merge (the "Merger") with an indirect subsidiary of OCN. The terms of the Merger are set forth in an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 25, 1999, among OCN, Ocwen Acquisition Company, a Virginia corporation and a wholly owned indirect subsidiary of OCN, and the Issuer. In the Merger, each share of the Common Stock will be converted into 0.71 of a share of common stock, $.01 par value per share, of OCN ("OCN Common Shares"). As a result of the Merger, the Issuer will be indirectly wholly owned by OCN. The Board of Directors of OCN and the Special Committee of the Board of Directors of the Issuer and the Board of Directors of the Issuer approved the Merger at their respective meetings held on July 25, 1999.

         Consummation of the Merger is subject to various conditions, including:
(i) receipt of approval by the shareholders of each of OCN and the Issuer of appropriate matters relating to the Merger Agreement and the Merger; (ii) the expiration or termination of applicable waiting periods and the receipt of requisite regulatory approvals from federal regulatory authorities; (iii) registration of the OCN Common Shares to be issued in the Merger under the Securities Act of 1933, as amended (the "Securities Act"); and (iv) satisfaction of certain other conditions.

         Appropriate matters relating to the Merger Agreement and the transactions contemplated thereby will be submitted for approval at the meetings of the shareholders of each of OCN and the Issuer. Prior to such meetings, OCN will file a registration statement with the Securities and Exchange Commission registering under the Securities Act the OCN Common Shares to be issued in the Merger. Such OCN Common Shares will be offered to shareholders of the Issuer pursuant to a prospectus that will also serve as a joint proxy statement for the shareholders' meetings.

         The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto and which is incorporated herein by reference.

         Except as set forth herein or in connection with any transactions contemplated by the Merger Agreement or any subsequent transactions involving the Issuer after it has become a wholly owned indirect subsidiary of OCN, neither the Reporting Persons, nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, currently have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 7 of 8 Pages

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)      any action similar to any of those enumerated above.


         The Reporting Persons and the executive officers and directors of the Reporting Persons reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this
Schedule 13D. The Reporting Persons also reserve the right to formulate plans or proposals or to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Statement is hereby amended to read in its entirety as follows:

         "Other  than  the  Stock  Option  Plan,  the  Option   Agreement,   the
Registrations Rights Agreement, the Partnership Agreement and the Merger Agreement, neither the Reporting Persons, nor, to the best of their knowledge, any of the executive officers or directors of the Reporting Persons, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 Agreement between the Reporting Persons with respect to the filing of this Statement.

         Exhibit 99.2 Agreement and Plan of Merger dated as of July 25, 1999 among OCN, Ocwen Acquisition Company and Issuer (Incorporated by reference to Exhibit 2.1 to OCN's Current Report on Form 8-K filed July 26, 1999).

         Exhibit 99.3      Press   release   of   Issuer   of  July   26,   1999
                           (Incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed July 26,
                           1999).

Schedule 13D
Issuer:  Ocwen Asset Investment Corp.
Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INVESTORS MORTGAGE INSURANCE HOLDING COMPANY




Dated:  July 25, 1999               By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer


                                    OCWEN CAPITAL CORPORATION



Dated:  July 25, 1999               By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer


                                    OCWEN FINANCIAL CORPORATION


Dated:  July 25, 1999               By: /s/ WILLIAM C. ERBEY
                                        ----------------------------------------
                                    Name:   William C. Erbey
                                    Title:  Chairman and Chief Executive Officer



                                            WILLIAM C. ERBEY

Dated:  July 25, 1999                   /s/ WILLIAM C. ERBEY
                                        ----------------------------------------